Exhibit 99.1

LumiraDx Reports First Quarter 2023 Results

LONDON, May 16, 2023 (GLOBE NEWSWIRE) -- LumiraDx Limited (NASDAQ: LMDX), a next-generation point of care (POC) diagnostics company, today announced financial results for its first quarter ended March 31, 2023.

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First quarter 2023 revenues of $22.2 million.
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Cost reduction programs implemented across the global organization resulting in declining operating losses.
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US Clinical Studies for first 510K submission completed.
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More than 100 customers in the first full launch quarter for the world’s first quantitative finger stick NT-proBNP assay.

Ron Zwanziger, Chairman and CEO of LumiraDx, stated, "Our transition to non-COVID is beginning to develop, especially with the commercial launches of HbA1c and NT-proBNP on our Platform. Customer response continues to be positive, and we are collaborating with our key customers on use cases where our Platform can change clinical pathways and enable better patient outcomes. Developing new use cases with customers takes time and we are beginning to see initial positive responses developing, partly enabled by our menu of tests expanding. Again, bringing together multiple assays on a single, easy to use instrument with laboratory equivalent performance and a low cost of ownership is enabling a transformation in community-based care."

2023 First Quarter Financial Highlights

For the three months ended March 31, 2023, LumiraDx delivered revenue of $22.2 million, compared to $126.4 million for the three months ended March 31, 2022, the final quarter of pandemic-related COVID revenues from the Omicron variant.

COVID antigen test revenues for the first quarter were $10.6 million, while our Fast Labs COVID revenues were $4.3 million in the quarter. Non-COVID specific revenues in the first quarter of 2023 were $7.3 million, or 33% of total revenues, including $2.9 million of LumiraDx technology revenues and $4.4 million of distribution revenues.

IFRS gross profit was a loss of $1.8 million for the quarter. Total adjusted gross profit was $0.5 million.

Research and development expenses were $19.5 million in the first quarter of 2023. Non-IFRS adjusted research and development expenses were $14.8 million in the quarter, compared to $16.8 million in the prior quarter.

Sales, marketing and administrative expenses were $26.0 million in the first quarter. Non-IFRS adjusted sales, marketing and administrative expenses were $19.0 million in the quarter, compared to $22.3 million in the prior quarter.

The reductions in operating expenses reflect the majority of the benefit of the company’s 2022 restructuring activities, but they do not yet reflect the additional restructuring announced by the company in April of this year. Additional restructuring activities are expected to reduce our global workforce by 40% with expense reductions of $36 million per annum with the full impact from June 2023 onward.

Net loss for the quarter was $44.1 million, or $0.14 per fully diluted share. The non-IFRS adjusted net loss for the quarter was $41.1 million, or $0.13 per fully diluted share. At March 31, 2023, the company’s cash balance was $68.1 million.

Conference Call

LumiraDx will host a conference call to discuss these results today at 8:30 a.m. Eastern Time / 12:30 p.m. United Kingdom Time. Call in details and a link to view the webcast may be found at investors.lumiradx.com/news-and-events/investor-calendar. A replay of the webcast will be available on the Investors section of the company's website at investors.lumiradx.com shortly after the conclusion of the call. The webcast will be archived for one year.

About LumiraDx

LumiraDx Limited (Nasdaq: LMDX) is a next-generation point of care diagnostics company that is transforming community-based healthcare. Its actively controlled microfluidic technology provides fast, high performance and accessible diagnostic solutions wherever the patient is for nearly any testing scenario, creating unique testing options at the point of need.

The company offers a broad menu of lab comparable tests on a single portable Platform, with more than 30 assays on the market and in various stages of development, covering infectious diseases, cardiovascular diseases, diabetes, and coagulation disorders. The company also supports high-complexity laboratory testing in an accessible high-throughput format to leverage current molecular laboratory operations.

Founded in 2014 and based in the UK, LumiraDx's diagnostic testing solutions are being deployed globally by governments and leading healthcare institutions across laboratories, urgent care, physician offices, pharmacies, schools, and workplaces to help screen, diagnose, and monitor wellness as well as disease. More information on LumiraDx is available at www.lumiradx.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding regulatory progress and the advancement of our pipeline of tests, the timing and results of our clinical trials, the timing of commercial launch of certain products, the benefits and performance of our tests, and the expected timing and results of our cost-saving initiatives and global restructuring activities. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, general economic, political and business conditions; changes in interest rates, inflation rates and global and domestic market conditions; the effect of COVID-19 on LumiraDx's business and financial results; obtaining or maintaining regulatory approval, authorization or clearance for our tests; and those factors discussed under the header "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission, or SEC, on May 1, 2023, and in other filings that we make with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this press release, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Non-IFRS Financial Measures

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-IFRS financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-IFRS financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and margins are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating loss, gross margin or net income (loss) or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

We define non-IFRS operating loss and non-IFRS net loss as operating loss and net loss, respectively, excluding depreciation, amortization, share-based payments, IFRS 2 listing expense, change in fair value of financial instruments, foreign exchange (gain)/loss, restructuring and severance payments and non-cash interest. We define non-IFRS expenses as expenses excluding depreciation, amortization, restructuring and severance payments and share-based payments. We recommend that you review the reconciliation of the non-IFRS measure to the most directly comparable IFRS financial measure provided in the financial statement tables included below, and that you not rely on any single financial measure to evaluate our business.

Contact: investors@lumiradx.com

LUMIRADX LIMITED
Unaudited Consolidated Statement of Financial Position

	MARCH 31, 2023	DECEMBER 31, 2022
	(in thousands)
ASSETS
Non–Current Assets
Other non-current assets	$505	$497
Intangibles and goodwill	32,206	32,170
Right-of-Use Assets	15,557	16,580
Property, plant and equipment	109,572	113,406
Investment in sublease	11,995	11,421
Total Non-Current Assets	169,835	174,074
Current Assets
Inventories	89,824	89,965
Tax receivable	24,275	20,987
Trade and other receivables	40,323	55,977
Cash and cash equivalents	68,051	100,010
Total Current Assets	222,473	266,939
TOTAL ASSETS	$392,308	$441,013
LIABILITIES AND EQUITY
Liabilities
Non-Current Liabilities
Debt due after more than one year	$(369,400)	$(366,479)
Long term grants	(14,446)	(15,769)
Other long term liabilities	(51,387)	(49,158)
Lease liabilities	(22,026)	(22,303)
Stock warrants	(674)	(339)
Deferred tax liabilities	(333)	(542)
Total Non-Current Liabilities	(458,266)	(454,590)
Current Liabilities
Debt due within one year	(143)	(76)
Government and other grants	(15,436)	(16,296)
Trade and other payables	(63,580)	(66,277)
Lease liabilities due within one year	(8,489)	(9,149)
Total Current Liabilities	(87,648)	(91,798)
Equity
Share capital and share premium	(858,255)	(858,085)
Foreign currency translation reserve	(7,730)	(20,026)
Other reserves	(105,585)	(105,585)
Accumulated deficit	1,124,997	1,088,804
Total equity attributable to equity holders of the parent	153,427	105,108
Non-controlling interests	179	267
Total Equity	153,606	105,375
TOTAL EQUITY AND LIABILITIES	$(392,308)	$(441,013)

LUMIRADX LIMITED
Unaudited Consolidated Statement of Profit and Loss and Comprehensive Income

	THREE MONTHS ENDED MARCH 31,
	2023	2022
	(in thousands, except share and per share data)
Revenue	$22,173	$126,414
Cost of sales	(23,931)	(76,386)
Gross (Loss)/Profit	(1,758)	50,028
Gross Margin	-8%	40%
Research and development expenses	(19,481)	(41,319)
Selling, marketing and administrative expenses	(25,976)	(40,156)
Operating Loss	(47,215)	(31,447)
Finance income	18,682	5,417
Finance expense	(15,110)	(27,423)
Net finance income / (expense)	3,572	(22,006)
Loss before Tax	(43,643)	(53,453)
Tax provision for the period	(480)	(2,217)
Loss for the period	$(44,123)	$(55,670)
Gain attributable to non-controlling interest	88	78
Net loss attributable to equity holders of parent—basic and diluted	$(44,211)	$(55,748)
Net loss per share attributable to equity holders of parent—basic and diluted	$(0.14)	$(0.22)
Weighted-average number of Ordinary Shares and Common used in loss per share—basic and diluted	318,682,867	253,074,575

LUMIRADX LIMITED
Unaudited Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures

	THREE MONTHS ENDED MARCH 31,
	Cost of Goods Sold		Research and Development		Selling, Marketing and Administrative
	2023	2022	2023	2022	2023	2022
	(in thousands)
IFRS Financial Measure	$(23,931)	$(76,386)	$(19,481)	$(41,319)	$(25,976)	$(40,156)
Depreciation[1]	1,806	2,278	2,697	2,426	719	706
Amortization	-	-	40	42	459	483
Restructuring & Severance	139	-	-	-	43	-
Share-based payments	320	403	1,899	1,514	5,799	6,059
Non-IFRS Adjusted Financial Measure	$(21,666)	$(73,705)	$(14,845)	$(37,337)	$(18,956)	$(32,908)
1 - Net of grants for capital equipment

	THREE MONTHS ENDED MARCH 31,
	Gross Margin		Operating Loss		Net Loss		Diluted EPS
	2023	2022	2023	2022	2023	2022	2023	2022
	(in thousands, except per share data)
IFRS Financial Measure	$(1,758)	$50,028	$(47,215)	$(31,447)	$(44,123)	$(55,670)	$(0.14)	$(0.22)
Depreciation[1]	1,806	2,278	5,222	5,410	5,222	5,410	0.02	0.02
Amortization	-	-	499	525	499	525	-	-
Share-based payments	320	403	8,018	7,976	8,018	7,976	0.03	0.03
Change in fair value of financial instruments	-	-	-	-	4,401	(5,416)	0.01	(0.02)
Foreign exchange loss/(gain)	-	-	-	-	(18,063)	19,209	(0.06)	0.08
Restructuring & Severance	139	-	182	-	-	-	-	-
Non-cash interest	-	-	-	-	2,921	1,276	0.01	-
Non-IFRS Adjusted Financial Measure	$507	$52,709	$(33,294)	$(17,536)	$(41,125)	$(26,690)	$(0.13)	$(0.11)
Adjusted Gross Profit Margin	2%	42%

1 - Net of grants for capital equipment

LUMIRADX LIMITED
Unaudited Consolidated Statement of Cash Flows
	THREE MONTHS ENDED
	MARCH 31,
	2023	2022
	(in thousands)
Cash Flows from Operating Activities
Loss for the period	$(44,123)	$(55,670)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Depreciation	7,201	7,880
Amortization	495	525
Net finance (income)/expenses	(3,014)	22,023
Equity based share based payment transactions	8,018	7,976
Increase in tax receivable	(2,841)	(1,470)
Changes to working capital:
Inventories	409	(18,608)
Trade and other receivables	14,866	31,840
Trade payables and other liabilities	(6,026)	3,601
Net Cash used in Operating Activities	(25,015)	(1,903)
Cash Flows from Investing Activities
Purchases of property, plant, equipment	(1,734)	(10,259)
Net Cash used in Investing Activities	(1,734)	(10,259)
Cash Flows from Financing Activities
Proceeds from issuance of convertible notes, net of issuance costs	-	54,500
Shares issued on the exercise of share options	-	1,060
Shares issued on employee stock purchase plan	170	-
Receipt of principal portion of lease receivable	615	-
Cash interest paid, net of interest received	(6,634)	(6,100)
Repayment of principal portion of lease liabilities	(2,268)	(1,539)
Repayments of debt	-	(36)
Net Cash (used in)/generated from Financing Activities	(8,117)	47,885
Net (Decrease)/Increase in Cash and Cash Equivalents	$(34,866)	$35,723
Movement in Cash and Cash Equivalents
Cash and cash equivalents at the beginning of the period	100,010	132,145
Exchange gain/(loss) on cash and cash equivalents	2,907	(1,822)
Net (decrease)/increase in cash and cash equivalents	(34,866)	35,723
Cash and Cash Equivalents at the end of the period	$68,051	$166,046